August 27, 2024

VIA EDGAR TRANSMISSION

Mr. Alberto H. Zapata

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	SKK Access Income Fund (the “Trust” or “Fund”)

Registration Statement on Form N-2

Filing No.: 811-23856

Dear Mr. Zapata,

This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s amendment to its Registration Statement on Form N-2 filed on March 20, 2024 (the “Registration Statement”). For your convenience, the comments have been reproduced in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	General Comments

a.	Please confirm supplementally whether the Fund intends to invest in “commingled vehicles,” including co-investments, managed by Underlying Managers. Please explain supplementally if Direct Investments are sourced by Underlying Managers.

Response: The Fund currently invests a majority of its assets in Private Markets Investment Funds managed by Underlying Managers and, if attractive and appropriate Co-Investment opportunities managed by Underlying Managers arise, the Fund intends to invest in such opportunities (but not with other funds and accounts managed by the Adviser, unless subject to exemptive relief). Direct Investments, if any, are expected to be originated, serviced, and/or underwritten by the Fund itself.

b.	The Staff notes that the disclosures in the principal investment strategy section contain qualifying language such as “for illustration only”, “includ[ing] but not limited to”, “may invest in [,]”, the totality of which results in overbroad disclosures that fail to describe the Fund’s principal strategy in appropriate detail. Please remove qualifying language to state clearly what the Fund’s strategy is or includes.

JOHN F. RAMÍREZ ● PARTNER
11300 Tomahawk Creek Parkway, Suite 310 ● Leawood, KS 66211 ● p: 917.805.1818
Practus, LLP ● John.Ramirez@Practus.com ● Practus.com

United States Securities and Exchange Commission

August 27, 2024

Response: The Fund has (i) removed “such as (for illustration only): receivables factoring, bridge financing, senior secured lending, senior unsecured lending, junior debt, mezzanine lending, providing lines of credit, asst-based lending, structured products, leasing, royalty payments, collateralized loan obligations, and derivatives thereof, and similar” from the Investment Strategy section of the Summary of Terms and (ii) moved the disclosure regarding Co-Investments and Direct Investments out of the Investment Strategy section of the Summary of Terms.

c.	Please review the section to ensure that various risks associated with the Fund’s principal investments are adequately reflected in the Investment Strategy section. For example, the risks section discusses high-yield securities convertible securities, preferred securities, joint ventures, distressed and special situations and venture investments, etc. that are not mentioned in the strategy section. Conversely, various types of investments are described in the strategy section without providing specific risk disclosures related to such instruments.

Response: Through its investments in Private Markets Investment Funds, the Fund currently has or anticipates exposure to investments in fixed income securities (including high yield securities, convertible securities, and preferred securities), emerging markets, joint ventures, and distressed, special situations and new ventures.  Additionally, the Fund has added the following disclosure regarding risks associated with asset backed and structured credit agreements and lease agreements:

Structured Products. The Fund may invest indirectly or directly in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The collateralized loan obligations and issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.

Asset-Based Loans and Leases. The Fund may invest indirectly or directly in asset based loans and leases that are secured by collateral consisting of inventory, accounts receivable, machinery/equipment, real estate, intellectual property/brands and/or other assets owned by the borrower(s). The term loans can be provided to both private and public borrowers with varying ownership structures.

Asset-Backed Securities. Asset-backed securities are securities backed by a pool of some underlying asset, including but not limited to home equity loans, installment sale contracts, credit card receivables; leases of various types of real, personal and other property (including those relating to aircrafts, telecommunication, energy, and/or other infrastructure assets and infrastructure-related assets); student loans; consumer loans; mobile home loans; boat loans; business and small business loans; project finance loans; airplane leases; other equipment retail installment contracts or leased equipment, other non-mortgage- related income streams, such as income from renewable energy projects and franchise rights; or other assets. Asset-backed securities also include trust certificates representing undivided fractional interests in a trust whose assets consist of one of or a pool of the foregoing assets. Asset-backed securities are “pass-through” securities, meaning that principal and interest payments — net of expenses — made by the borrower on the underlying assets are passed through to the Fund. The value of asset-backed securities, like that of traditional fixed income securities, typically increases when interest rates fall and decreases when interest rates rise. However, asset-backed securities differ from traditional fixed income securities because of their potential for prepayment. The price paid by the Fund for its asset-backed securities, the yield the Fund expects to receive from such securities and the average life of the securities are based on a number of factors, including the anticipated rate of prepayment of the underlying assets. In a period of declining interest rates, borrowers may prepay the underlying assets more quickly than anticipated, thereby reducing the yield to maturity and the average life of the asset-backed securities. Moreover, when the Fund reinvests the proceeds of a prepayment in these circumstances, it will likely receive a rate of interest that is lower than the rate on the security that was prepaid.

United States Securities and Exchange Commission

August 27, 2024

d.	With respect to unfunded commitments by the Fund, please confirm supplementally that the Fund is in compliance with Rule 18f-4(e).

Response: To the extent the Fund enters into an unfunded commitment agreement, the Fund will comply with the requirements of Rule 18f-4(e), as applicable.

* * *

Should you have any questions or require additional information, please do not hesitate to contact me at 917-805-1818 or john.ramirez@practus.com.

Sincerely,

John F. Ramírez

Practus, LLP

3